SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

July 5, 2004

Conasev
Lima

Ref.: First Issue of Corporate Bonds of Credicorp Ltd.

Dear Sirs,

In accordance with the referenced issue, Credicorp Ltd. requests the extension, for nine additional months, of the period for the placement of the First Issue of Corporate Bonds of Credicorp Ltd., filed with the Public Capital Market Registry according to Resolution N°097-2003-EF/94.11, dated November 28, 2003.

During the authorized period of nine months for the issuance, Credicorp Ltd. decided not to auction said bonds due to the fact that market conditions were not attractive in these months. Nevertheless, Credicorp Ltd. maintains its interest to obtain the resources that these securities offer in case the market improve. In this respect, and being close to the expiration of the placement period, we request an extension, in order to obtain more flexibility to evaluate the moment in which the mentioned issuance will be executed.

Yours faithfully,
CREDICORP LTD.

s// Walter Bayly	s// Mario Ferrari

Walter Bayly	Mario Ferrari
Chief Financial and Accounting Officer	Legal Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.